Exhibit 12.1
Centene Corporation
Computation of ratio of earnings to fixed charges
($ in millions)

	Three Months Ended	Year Ended December 31,
	03/31/15	2014	2013	2012	2011	2010
Earnings:
Pre-tax earnings from continuing operations	$128	$457	$269	$123	$188	$154
Addback:
Fixed charges	15	50	37	29	28	26
Subtract:
Non-controlling interest	(1)	7	(1)	13	3	(3)
Interest capitalized	—	—	—	—	—	(1)
Total earnings	$142	$514	$305	$165	$219	$176

Fixed Charges:
Interest expensed and capitalized	$10	$35	$27	$20	$20	$19
Interest component of rental payments (1)	5	15	10	9	8	7
Total fixed charges	$15	$50	$37	$29	$28	$26

Ratio of earnings to fixed charges	9.5	10.3	8.2	5.7	7.8	6.8

(1) Estimated at 33% of rental expense as a reasonable approximation of the interest factor.